March 25, 2015

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Re: NextEra Energy, Inc.

Commission File No. 001-08841

Definitive Proxy Material

Ladies and Gentlemen:

Pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended, enclosed for filing on behalf of NextEra Energy, Inc. (the “Company”) are copies of the definitive of proxy, proxy statement and notice of annual meeting of shareholders for use in connection with the Company’s 2015 Annual Meeting of Shareholders to be held on May 21, 2015. No fees are required for this filing according to Exchange Act Rule 14a-6(i).

The Company’s definitive proxy statement and proxy material are scheduled to be first mailed to certain shareholders on or about March 31, 2015.

Very truly yours,

/s/ W. Scott Seeley

W. Scott Seeley
Corporate Secretary

Enclosure